Exhibit 99.1

22 December 2023

NOTICE OF EXTRAORDINARY GENERAL MEETING

EVAXION BIOTECH A/S

11 JANUARY 2024 AT 15:00 (CET)

The board of directors hereby convenes an extraordinary general meeting of Evaxion Biotech A/S, company registration (CVR) no. 31 76 28 63 (the "Company"), to be held on

11 January 2024 AT 15:00 (CET)

at Evaxion Biotech A/S, Dr Neergaards Vej 5F, 2970 Hørsholm, Denmark.

AGENDA

1.	Election of the chairman of the meeting

2.	Increase the board of directors’ authorization to issue warrants to members of the company's board of directors and executive management as well as key-employees, advisors and consultants of the company or its subsidiaries and to increase the Company’s share capital

3.	Increase the board of directors’ authorization to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries and to increase the Company’s share capital

4.	Increase the board of directors’ authorization to increase the company’s share capital without pre-emptive subscription rights for the company’s shareholders

5.	Increase the board of directors’ authorization to issue new shares with pre-emptive subscription rights for the company's shareholders

6.	Report from the board of directors on capital loss and outline of plan for re-establishing of the share capital

7.	Proposal to authorize the chairman of the meeting

8.	Miscellaneous

COMPLETE PROPOSALS

1.	Election of the chairman of the meeting

The board of directors proposes that attorney-at-law Lars Lüthjohan be elected as chairman of the general meeting.

2.	Increase the board of directors’ authorization to issue warrants to members of the company's board of directors and executive management as well as key-employees, advisors and consultants of the company or its subsidiaries and to increase the Company’s share capital

The board of directors proposes to amend the articles of association by increasing the current authorization in article 2.5 of the articles of association to issue warrants to members of the company's board of directors and executive management as well as key-employees, advisors and consultants of the company or its subsidiaries and increase the share capital from a nominal value of DKK 6,568 to nominal value DKK 1,000,000.

The board of directors specifically proposes that the existing authorization in article 2.5 is amended as follows:

“The board of directors is until 3 January 2026 authorized at one or more times to issue warrants to members of the company's board of directors and executive management as well as employees, advisors and consultants of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 1,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price or at a discount price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 3 January 2026 at one or more times to increase the company's share capital with up to nominal value of DKK 1,000,000 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 1,000,000.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

3.	Increase the board of directors’ authorization to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries and to increase the Company’s share capital

The board of directors proposes to amend the articles of association by increasing the current authorization in article 2.10 of the articles of association to issue warrants warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries and increase the share capital from a nominal value of DKK 20,123,102 to nominal value DKK 47,000,000.

The board of directors specifically proposes that the existing authorization in article 2.10 is amended as follows:

“The board of directors is until 1 May 2027 authorized at one or more times to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 47,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall at the time of issuance be determined by the board of directors at minimum market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 1 May 2027 at one or more times to increase the company's share capital with up to nominal value of DKK 20,123,102 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 47,000,000. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

4.	Increase the board of directors’ authorization to increase the company’s share capital without pre-emptive subscription rights for the company’s shareholders

The board of directors proposes to amend the articles of association by increasing the current authorization in article 3.1 of the articles of association to increase the company’s share capital without pre-emptive subscription rights for the company’s shareholders and increase the share capital from a nominal value of DKK 33,045,724 to nominal value DKK 47,000,000.

The board of directors specifically proposes that the existing authorization in article 2.10 is amended as follows:

“The board of directors is until 1 May 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 47,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.

For shares issued pursuant to this section 3.1 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The new shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.

5.	Increase the board of directors’ authorization to issue new shares with pre-emptive subscription rights for the company's shareholders

The board of directors proposes to amend the articles of association by increasing the current authorization in article 3.2 of the articles of association to increase the company’s share capital by the issuance of new shares with pre-emptive subscription rights for the company's shareholders and increase the share capital from a nominal value of DKK 5,500,000 to nominal value DKK 11,000,000.

The board of directors specifically proposes that the existing authorization in article 2.10 is amended as follows:

“The board of directors is until 3 January 2026 authorized at one or more times to increase the company's share capital by the issuance of new shares with up to nominal DKK 11,000,000 with pre-emptive subscription rights for the company's shareholders. Capital increases according to this authorization shall be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount price as determined by the board of directors.

For shares issued pursuant to this section 3.2 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

6.	Report from the board of directors on capital loss and outline of plan for re-establishing of the share capital

Per 15 July 2023 the company has lost more than half of its subscribed share capital, accordingly the board of directors under the Danish Companies Act must consider, report and account for the company's financial position, and if necessary, make proposals to the general meeting for the re-establishing of the company’s share capital.

The board of directors will inform the general meeting of the ongoing process of re-establishing the company’s share capital.

7.	Proposal to authorize the chairman of the meeting

The board of directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

8.       Miscellaneous

Hørsholm, Denmark, 22 December 2023

The board of directors of Evaxion Biotech A/S

/s/ Marianne Søgaard
Marianne Søgaard
Chairperson of the board of directors

Further information

Adoption requirements

The proposals under the agenda’s item 2,3 and 5 must be adopted by a majority of not less than two thirds of all votes cast and of the share capital represented at the extraordinary general meeting.

The proposal under agenda item 4 must be adopted by a majority of not less than nine tenths of all votes cast and of the share capital represented at the extraordinary general meeting.

Proposals under the agenda’s item 1 and 7 may be adopted by a simple majority of the votes cast.

Share capital and voting rights

The Company's nominal share capital currently amounts to DKK 37,897,780 divided into 37,897,780 shares of DKK 1.00 nominal value. At the extraordinary general meeting, each share carries one vote.

The right of a shareholder to attend the extraordinary general meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholdings and voting rights are calculated on the basis of entries in the register of shareholders and any notice of ownership received by the Company for the purpose of registration in the register of shareholders.

The record date is 4 January 2024.

Furthermore, participation is conditional upon the shareholder having timely notified the Company of his/her attendance as described below.

Attendance and admission

Shareholders, proxies and any accompanying advisor wishing to attend the extraordinary general meeting in person must have an admission card. Admission cards may be ordered on the website of Computershare: www.computershare.com.

Admission cards must be ordered no later than 5 January 2024 at 23:59 (CEST).

Proxy

Shareholders can vote by proxy no later than 5 January 2024 at 23:59 (CEST).

The proxy can be submitted in writing by using the proxy form which is attached to the convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail. Computershare must receive completed proxy forms no later than 5 January 2024 at 23:59 (CEST).

Proxies may also be granted electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 5 January 2024 at 23:59 (CET).

Votes by correspondence

Shareholders can vote by correspondence no later than 10 January 2024 at 11:59 (CET).

The vote by correspondence can be submitted in writing by using the correspondence form which is attached to convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail.

Electronic voting

It is also possible to vote electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password.

Additional information

On the Company's website, www.evaxion-biotech.com, the following information is available:

−	The notice convening the extraordinary general meeting (the agenda/the complete proposals)
−	The proxy and vote by correspondence form

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

The extraordinary general meeting will be conducted in English according to section 4.8 of the Company's Articles of Association.